

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2011

<u>VIA E-Mail</u>
Ms. Anne D. McCallion
Chief Financial Officer
PennyMac Mortgage Investment Trust
27001 Agoura Road
Calabasas, CA 91301

      Re: PennyMac Mortgage Investment Trust
              Form 10-K for the year ended December 31, 2010
              Filed on March 7, 2011
              File No. 001-34416

Dear Ms. Anne D. McCallion:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Cicely LaMothe

                            Cicely LaMothe
                            Senior Assistant Chief Accountant